UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  December 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Stmnt re Buy-Back Extension - 14 December 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: December 14, 2007                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: December 14, 2007                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary




                                                                14 December 2007
                                  Barclays PLC

                        EXTENSION OF BUY-BACK PROGRAMME


Barclays PLC announces that its current share buy-back programme will be extended until 31 January 2008. Apart from the date of expiry, the details of the buy-back programme remain as announced on 5 October 2007. The objective of the extended programme remains to immunise the dilutive effect of the issuance of shares to China Development Bank and Temasek on existing shareholders.

To date Barclays has in aggregate acquired approximately 291.90 million shares for cancellation at an average price of 600.326 pence. GBP647.66 million remains available to purchase a maximum of 44.90 million shares for cancellation from today until 31 January 2008.



For further information please contact

Investor Relations             Media Relations
Mark Merson/John McIvor        Alistair Smith/Robin Tozer
+44 (0) 20 7116 5752/2929      +44 (0) 20 7116 6132/6586